Pioneer Power Solutions, Inc.

400 Kelby Street, 12th Floor

Fort Lee, New Jersey 07024

September 7, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance
Washington, D.C. 20549

Attention: Eranga Dias

Re:	Pioneer Power Solutions, Inc.
Registration Statement on Form S-3
Filed on August 30, 2023
File No. 333-274266 (the “Registration Statement”)
Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 of the Rules and Regulations of the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended, Pioneer Power Solutions, Inc. hereby respectfully requests acceleration of the effective date of the Registration Statement so that it may become effective at 4:30 p.m., Eastern Time, on September 8, 2023, or as soon thereafter as practicable.

Should any member of the staff of the Commission have any questions or comments with respect to this request, please contact our counsel, Haynes and Boone, LLP, attention: Jayun Koo, Esq. at (212) 835-4823.

Very truly yours,

Pioneer Power Solutions, Inc.

By:	/s/ Nathan J. Mazurek
Nathan J. Mazurek President and Chief Executive Officer

cc:	Rick A. Werner, Esq., Haynes and Boone, LLP
Jayun Koo, Esq., Haynes and Boone, LLP